Exhibit 4.1

DESCRIPTION OF CAPITAL STOCK
The following description of the capital stock of Coherent, Inc. (“us,” “our,” “we” or the “Company”) is a summary of the rights of our common stock and certain provisions of our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation, as amended, and amended and restated bylaws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our certificate of incorporation, bylaws and the applicable portions of the DGCL carefully.
Authorized Capital Stock
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share. We do not have any authorized preferred stock.
Voting Rights
At all elections of our directors, the holders of our common stock are entitled to cumulative voting rights, which means that holders of our common stock are entitled to as many votes as equal the number of shares held, multiplied by the number of directors being elected, and may cast all votes for a single candidate or may distribute their votes among any two or more candidates. However, no stockholder will be entitled to cumulate votes for a candidate unless (i) such candidate’s name has been properly placed in nomination for election at the applicable meeting prior to the voting and (ii) the stockholder, or any other stockholder, has given notice at the meeting prior to the voting of the intention to cumulate the stockholder’s votes. For all other matters to be voted upon by the stockholders, the holders of common stock are entitled to one vote for each share held of record.
Dividend Rights
Holders of common stock may receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.
Liquidation Rights
In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after the payment of our liabilities.
No Preemption, Conversion of Redemption Rights; No Sinking Fund Provisions
Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock.
Delaware Anti-Takeover Law and Other Anti-Takeover Provisions
Delaware Law
We are subject to Section 203 of the DGCL, which regulates acquisitions of Delaware corporations. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced excluding for purposes of determining the number of shares outstanding the shares owned by directors and officers and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
on or following the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66% of the outstanding voting stock that is not owned by the interested stockholder.

An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting securities. We expect the existence of this provision to have an anti-takeover effect with respect to transactions that our board of directors do not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders. A Delaware corporation may opt out of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certification of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation’s outstanding voting shares. We have not opted out of Section 203.
Certificate of Incorporation and Bylaw Provisions
Provisions of our certificate of incorporation and bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first obtain the prior approval of our board of directors. We believe that the benefits of increased protection of our ability to negotiate with the proponent of an unfriendly or unsolicited acquisition proposal outweigh the disadvantages of discouraging these proposals because, among other things, negotiation will result in an improvement of their terms. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

•	the ability of our board of directors to alter our bylaws without stockholder approval;

•	limiting the ability of our stockholders to call special meetings;

•
the ability of our board of directors to fix in advance a record date for the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders and to consent to corporate action in writing; and

•	establishing advance notification requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at a stockholder meeting.
These and other provisions contained in our certificate of incorporation and bylaws could have the effect of delaying or preventing a change in control.
Listing
Our common stock is listed on the Nasdaq Global Select Market under the symbol “COHR”.